Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, 201204

People’s Republic of China

VIA EDGAR

July 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	William Schroeder
Amit Pande
Madeleine Joy Mateo
John Dana Brown

Re:	Re: Zhibao Technology Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 18, 2023
CIK No. 0001966750

Dear Mr. Schroeder,

Zhibao Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 6, 2023, regarding the Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”) submitted to the Commission on May 18, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar Amendment No. 2 to Draft Registration Statement (the “Amendment No. 2”) with this response letter.

Form DRS S-1 submitted May 18, 2023

General

1.	Please revise to include interim financial statements at a minimum for the period ended December 31, 2022, covering the first six months of fiscal year 2023, in your next amendment.

Response: In response to the Staff’s comment, we have included interim financial statements for the period ended December 31, 2022, covering the first six months of fiscal year 2023 under “Financial Statements” section, and interim financial information elsewhere as applicable, in Amendment No. 2.

Accounts Receivable, Net, page F-11

2.	We note your policy disclosure on page F-11 that “[a]ccount balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote” and your aging of accounts receivable on page F-18 that indicates accounts receivable of RMB 517,202 and RMB 536,655 were greater than one year past due as of June 30, 2021 and 2022, respectively. We also note that you did not write-off any accounts receivable during those periods. Please tell us and revise to disclose how much greater than one year these accounts receivable are past due and how you determined the potential for recovery was not remote.

Response: In response to the Staff’s comment, we have revised our disclosures under “Financial Statements” section on page F-17 of Amendment No. 2 to disclose an aging schedule of accounts receivable. We further disclosed that accounts older than 60 days are considered past due under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 91, and “Financial Statements” section on page F-10 of Amendment No. 2 (see details in our responses to Comment 7). However, we reviewed customer by customer on the collectability, and noted the customers were renowned insurance suppliers which had a good payment history. The delay in payments was primarily due to their great bargaining power over us, and the slow repayment process of these insurance suppliers. Accordingly, we respectfully advise the Staff that we have revised our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 91, and “Financial Statements” section on pages F-10 of Amendment No. 2 to disclose that we do not write off accounts receivable until the insurance supplier files for bankruptcy or liquidation with the Court (see details in our responses to Comment 6).

Insurance brokerage services, page F-12

3.	We note your response to comment 24. Please tell us and revise to clarify if you have the contractual right to receive renewal fees other than incentives on renewal contracts. If you do have the contractual right to receive renewal fees other than incentives on renewal contracts please disclose which insurance products that applies to and quantify the amount of renewal fees recognized.

Response: In response to the Staff’s comment, we have revised our disclosures under “Financial Statements” section on pages F-11 of Amendment No. 2 to disclose and clarify that we had no contractual rights to receive the renewal fees for the fiscal years ended June 30, 2021 and 2022 and the six months ended December 31, 2022, and we did not generate any incentives on renewal contracts as we have no renewals of insurance policies during those periods.

4.	We note your response to comment 24 and your disclosure on page F-12 that “[w]hen the insurance policies are renewed for more than one year, a higher commission fee rate is applied retrospectively.” Please tell us the specific authoritative US GAAP guidance that is the basis for your accounting policy. In addition, to the extent you only have the right to receive incentive income on renewals, please tell us and revise to reconcile the aforementioned policy with the following policy disclosure on page F-12 that “[t]he Company did not include such an incentive in the transaction price because the Company cannot reliably estimate the variable consideration as it lacked sufficient historical renew information. Because the Company does not expect material incentives in the future, the Company will recognize incentives as revenues upon confirmation with the insurance companies.”

Response: In response to the Staff’s comment, we respectfully advise the Staff that “when the insurance policies are renewed for more than one year, a higher commission fee rate is applied retrospectively” is a term agreed between the insurance suppliers and us, not an accounting policy. The below illustration demonstrated the renewal incentives:

If an insured customer purchases a one-year insurance policy of RMB 1,000,000, the Company will earn a brokerage commission fee at 1%. Accordingly, the Company recognized revenues of RMB 10,000 upon completion of services.

If at maturity of the above insurance policy, the insured customer renewed the insurance policy for one more year, pursuant to the renewal incentive policy, the brokerage commission fee rate would be raised to 1.5% for both the first year policy and the renewal policy. As a result, the total revenues for both years would be RMB 30,000 (1.5% * 1,000,000*2). The Company recognized the remaining revenues of RMB 20,000 in the renewal year.

Because the renewal incentive was a new policy granted by insurance suppliers during the fiscal year ended June 30, 2022, the insured end customers have not renewed their policies yet as of the date of this response letter. Accordingly, the Company cannot reliably estimate the amount of renewal incentives, and the Company will recognize the renewal incentives upon it occurs and the amount will be confirmed with the insurance suppliers. Therefore, the Company disclosed its accounting policy under “Financial Statements” section on page F-12 of Amendment No. 2 that “the Company did not include such an incentive in the transaction price because the Company cannot reliably estimate the variable consideration as it lacked sufficient historical renewal information. Because the Company does not expect material incentives in the future, the Company will recognize incentives as revenues upon confirmation with the insurance companies.”

3 - Accounts Receivable, page F-17

5.	We note the headings “Less than 1 year” and “Over 1 year” in your aging of accounts receivable table on page F-18. Please revise to separately present the amounts of your accounts receivable that are past due, i.e., greater than 60 days.

Response: In response to the Staff’s comment, we have revised our disclosures under “Financial Statements” section on page F-17 of Amendment No. 2 to disclose an aging schedule of accounts receivable in 30 days increments.

6.	We note your response to comment 26 that you do not determine delinquency status of accounts receivables until the insurance suppliers file a bankruptcy or liquidation with the Court. Please tell us and revise to disclose if this means that you do not write-off an accounts receivable until the insurance supplier files for bankruptcy or liquidation with the Court.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 91, and “Financial Statements” section on pages F-10 of Amendment No. 2 to disclose that we do not write off accounts receivable until the insurance supplier files for bankruptcy or liquidation with the Court.

7.	We note your response to comment 26. Please revise your accounts receivable policy on page F-11 to disclose that accounts older than 60 days are considered past due, consistent with your response.

Response: In response to the Staff’s comment, we have revised our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 91, and “Financial Statements” section on page F-10 of Amendment No. 2 to disclose that accounts older than 60 days are considered past due.

8.	We note your response to comment 27. Please refer to the guidance in ASC 310-10-50- 11B and revise to include a roll forward of the activity in the allowance for doubtful accounts for all of its components and for each period presented. In addition, please revise your disclosure in the “Results of Operations” section to discuss the changes in your allowance for doubtful accounts or lack thereof, considering the significant variation in the amount of and aging of your accounts receivable at each period end.

Response: We respectfully advise the Staff that the allowance for doubtful accounts receivable kept at RMB 303,038 as of June 30, 2021 and 2022 and December 31, 2021, respectively. The allowance of doubtful accounts was provided before Jun 30, 2020, and no roll forward was made for the fiscal years ended June 30, 2021 and 2022, and for the six months ended December 31, 2021. The allowance of RMB 303,038 was written off for the six months ended December 31, 2022 due to remote collection. Other than the writing off, no roll forward was made for the six months ended December 31, 2021 and 2022. Accordingly, we have disclosed the fact patterns under “Financial Statements” section on page F-17 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 91 of Amendment No. 2, respectively.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Botao Ma
Botao Ma, Chief Executive Officer
Zhibao Technology Inc.

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

4